                            KUNZMAN & BOLLINGER, INC.
                                ATTORNEYS-AT-LAW
                          5100 N. BROOKLINE, SUITE 600
                          OKLAHOMA CITY, OKLAHOMA 73112
                            Telephone (405) 942-3501
                               Fax (405) 942-3527


                                  June 17, 2005



ELECTRONIC FILING
-----------------

Mr. H. Roger Schwall
Securities and Exchange Commission
Mail Stop 0405
450 Fifth Street N.W.
Washington, DC 20549

         RE:   Atlas America Series 25-2004 (A) L.P.
               Atlas America Series 25-2004 (B) L.P.
               Registration Statements on Forms 10
               Filed April 29, 2005
               File Nos. 0-51271 and 0-51272, respectively
               -------------------------------------------

Dear Mr. Schwall:

         This letter is in response to your comment letter dated June 6, 2005 for the above-referenced filings. For your convenience, we first restate your comment in italics and then provide our response. Also, comments in our responses relating to revisions in an amended registration statement are intended to apply to the respective amended registration statements for both Atlas America Series 25-2004(A) L.P. (which we sometimes refer to in our responses as "Series 25(A)") and Atlas America Series 25-2004(B) L.P. (which we sometimes refer to in our responses as "Series 25(B)"), unless otherwise noted. Also, we sometimes refer to Series 25(A) and/or Series 25(B) in our responses as a "partnership" or the "partnerships," as the context requires.

General
-------

1. Please be advised that both Form 10 registration statements will automatically become effective 60 days from the date of the first filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments.

                  We acknowledge the comment concerning the effective dates of both Form 10 registration statements, however, under the Securities Exchange Act of 1934 there is no procedure for us to withdraw the registration statements.

2. Where comments in one section or documents also relate to disclosure in another section or document, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

                  We acknowledge your comment and we have made parallel changes to all affected disclosure which relate to your comments.

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 2

3. We acknowledge receipt of your letter dated May 10, 2005. We note that you have not filed this letter as correspondence on EDGAR. Please ensure that you file the May 10, 2005 letter and, unless the subject of a Rule 83 or confidential treatment request, all other future written communications, as correspondence on EDGAR.

                  Pursuant to your comment, our letter dated May 10, 2005 was filed on June 6, 2005 with the SEC as correspondence on EDGAR, in a separate filing for Series 25(A) and in a separate filing for Series 25(B). Also, subject to the exceptions set forth in your comment, all other future written communications from us concerning this matter will be filed as correspondence on EDGAR.

Item 1. Business
----------------

4. Please provide us with an organizational chart depicting the Atlas Resources, Inc. entities and affiliated entities with respective unit ownership delineated.

                  Each amended registration statement has been revised to include two organizational charts which depict Atlas Resources, Inc. and its affiliated entities, with the respective ownership delineated. We have included two organizational charts because Resource America, Inc., the indirect parent company of Atlas Resources, and certain other affiliated entities of Atlas Resources, are currently in the process of a corporate spin-off, two mergers and other corporate actions, as previously disclosed in Item 5. "Directors and Executive Officers - Managing General Partner," and as disclosed in a new subsection in Item 5, which has the subheading "Organizational Charts," in the amended registration statements. Upon the conclusion of these corporate transactions, there will be material changes in the organizational chart as illustrated in the charts included in the amended registration statements. The corporate transactions which are disclosed in the amended registration statements are described below.

                  In 2004 Resource America conducted a public offering of a portion of its common stock in Atlas America, Inc., which is another indirect parent company of Atlas Resources, Inc. After the conclusion of the offering, Resource America continued to own approximately 80.2% of Atlas America's common stock. Resource America has advised Atlas Resources that it intends to distribute all of its remaining shares of common stock in Atlas America to its common stockholders on or before June 30, 2005. In addition, Resource America has advised Atlas Resources that the following corporate transactions, among others, will occur before the distribution of the Atlas America stock is made by Resource America:

                  o Atlas Energy Group, Inc., the driller and operator in Ohio and a wholly-owned subsidiary of AIC, Inc., will be acquired by merger by Atlas America. Atlas Energy Group will then cease to exist and its subsidiary AED Investments, Inc. will become a direct wholly-owned subsidiary of Atlas America, and Atlas America will assume Atlas Energy Group's business as driller and operator in Ohio; and

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KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 3

                  o Atlas Energy Holdings, Inc., a holding company which is wholly-owned by Resource America, will be merged into Resource America and Atlas Energy Holdings will cease to exist.

                  Thus, the first organizational chart included in the amended registration statements currently applies. The second organizational chart will apply after the spin-off, mergers and other corporate actions discussed above have occurred, which Resource America has advised Atlas Resources will be on or before June 30, 2005.

5.       Please disclose the price at which each unit was originally sold.

                  The registration statements have been revised in the first paragraph under Item 1 "Business - General," to disclose the price at which each unit was originally sold. The units were offered at $25,000 per unit, however, the terms of the offering, which were disclosed to all potential investors in Series 25(A) and Series 25(B), permitted registered investment advisors and their clients, and selling agents and their registered representatives and principals, to pay a discounted price of $23,000 per unit, and the managing general partner, its officers, directors and affiliates, and investors who bought units through the officers and directors of the managing general partner to pay a discounted price of $21,625 per unit. The discounted unit prices for those groups of investors reflected certain offering fees and sales commissions which were not paid for the sale of those units.

6. Revise to describe in greater detail the investment objectives to which you refer. For example, what is the likelihood that investors will receive the $2,500 distribution? Likewise, is the $22,500 deduction to which you refer guaranteed for each investor?

                  We have revised the disclosure of investment objectives in
                  Item 1 "Business," in both amended registration statements to describe them in greater detail. In particular, we addressed the likelihood that the investors will receive the aggregate annual distributions of $2,500 per unit, and disclosed that each participant is guaranteed a deduction for intangible drilling costs in an amount equal to not less than 90% of the subscription price he paid for his units, subject to certain conditions, as discussed below.

                  Also, we added a new risk factor to Item 1 "Business - Risk Factors - Risks Relating to Our Business," as the seventh risk factor, which has the subheading "Our Total Cash Distributions During Our First Five Years May be Less Than $2,500 Per Unit Per Year." This new risk factor discloses in greater detail that the minimum aggregate annual distributions of $2,500 per unit during the first five years described with respect to the managing general partner's subordination obligation is not a guarantee and could be less than that amount.

                  In Item 1 "Business - General," both registration statements set forth obtaining a 2004 tax deduction for intangible drilling costs of approximately $22,500 per unit, 90%, for each unit purchased for $25,000, as one of the investment objectives. In this regard, a deduction of $22,500 per unit for intangible drilling costs was not guaranteed to each investor, because the units were sold at different prices as discussed in our response to Comment 5. Instead, the allocation provisions of the partnership agreements, which

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 4

                  were filed as Exhibits 4.2 to the respective registration statements, have the same effect, as a practical matter, of a guarantee that each investor's deduction for intangible drilling costs will not be less than 90% of the subscription price paid by each participant for his units. These allocation provisions are set forth in Section 5.01(a) and its subsections of the partnership agreements, and they generally provide that:

                  o not more than 10% of the amount paid by an investor for his units can be used by the partnership to pay the equipment costs of its wells; and

                  o all of the remaining amount paid by the investor for his units (i.e., 90%) must be used by the partnership to pay the intangible drilling costs of its wells.

                  Thus, the effect of these allocation provisions is that each investor is guaranteed a deduction for intangible drilling costs in an amount equal to not less than 90% of the amount the investor paid for his units. We have revised the investment objective accordingly in each amended registration statement. Theoretically, it is possible that the investors' share of a partnership's equipment costs could be less than 10% of the partnership's subscription proceeds. In that event, however, the investors' deduction would be more than 90%, but the deduction could never be less than 90%.

                  We also revised this investment objective to clarify that although the 90% deduction for intangible drilling costs is guaranteed, the IRS' treatment of the deduction is not guaranteed by either Series 25(A) or Series 25(B). We disclosed that if the IRS were to reduce the amount of the deduction for intangible drilling costs or defer part of the deduction to 2005 for wells that were prepaid in 2004, the investors would have no right to reimbursement from Series 25(A) or Series 25(B), as the case may be, for any increase in taxes, penalties or interest owed by the investors. Also, parallel disclosure was made concerning the additional aggregate 10% depreciation deductions.

7.       You note in the registration statement for Atlas America Series 25-2004
         (A) L.P. that UGI Energy Services, Inc. and Colonial Energy, Inc. accounted for 57% and 24% respectively, of the company's total revenues in 2004. Did any other customer account for in excess of 10% of your revenues? Please disclose.

                  We have revised the registration statement to disclose in Item 1 "Business - General - Major Customers," that no other customer accounted for more than 10% of Series 25(A)'s total revenues for the period ended December 31, 2004. This information has been confirmed to us by Atlas Resources, Inc., the managing general partner of Series 25(A).

8. Likewise, you note in the registration statement for Atlas America Series 25-2004 (B) L.P. that UGI Energy Services, Inc., First Energy Solutions Corporation, and American Energy Refining accounted for 35%, 18% and 17%, respectively, of the company's total revenues in 2004. Did any other customer account for in excess of 10% of your revenues? Please disclose.

                  We have revised the registration statement to disclose in Item 1 "Business - General - Major Customers," that no other customer accounted for more than 10% of Series 25(B)'s total revenues for the period ended December 31, 2004. This information has been confirmed to us by Atlas Resources, Inc., the managing general partner of Series 25(B).

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 5

Risk Factors
------------

9. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note "Natural Gas And Oil Prices Are Volatile And Uncertain," "Drilling Wells Is Highly Speculative," and "Estimates of Proved Reserves are Uncertain." Please revise each of your subheadings to ensure that it discloses the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely affect" your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

                  The risk factor subheadings in the amended registration statements have been revised to fully disclose and describe the specific risks associated with the facts stated in the subheading and the risk or risks discussed in the text, and to indicate what the adverse effects may be. As noted in Comment 11 concerning bundling separate risk factors, and in accordance with our response to Comment 2 to make parallel revisions, we have broken-out the previous risk factor with the subheading "Government Regulation of the Oil and Natural Gas Industry is Stringent," into two separate risk factors which are set forth as risk factors (5) and (6), below. In this regard, set forth below are the risk factor subheadings in the registration statements filed on April 29, 2005, and the revised subheading for that risk factor which is included in the amended registration statements. Also set forth below are the subheadings of the new risk factors which are discussed above and elsewhere in this letter, and are designated "New Risk Factor:" in bold.

                  (1) "Natural Gas and Oil Prices are Volatile and Uncertain," has been revised to "Natural Gas and Oil Prices are Volatile and a Substantial Decrease in Prices, Particularly Natural Gas Prices, Would Decrease Our Revenues, Our Cash Distributions and the Value of Our Properties and Could Reduce Our Managing General Partner's Ability to Loan Us Funds and Meet Its Ongoing Obligations to Indemnify Our Investor General Partners and Purchase Units Under Our Presentment Feature";

                  (2) "Drilling Wells is Highly Speculative," has been revised to "Drilling Wells is Highly Speculative and We Could Drill Some Wells Which Are Nonproductive or Which Are Productive, But Fail to Return the Costs of Drilling and Operating Them, and the Drilling of Some of Our Wells Could Be Curtailed, Delayed or Cancelled If Unexpected Events Occur";

                  (3) NEW RISK FACTOR: "Our Managing General Partner's Management Obligations to Us Are Not Exclusive, and if It Does Not Devote the Necessary Time to Our Management, There Could Be Delays in Providing Timely Reports and Distributions to Our Participants, and Our Managing General Partner, Serving As Operator of Our Wells, May Not Supervise the Wells Closely Enough";

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 6

                  (4) "Estimates of Proved Reserves are Uncertain," has been revised to "Current Conditions May Change and Reduce Our Proved Reserves, Which Could Reduce Our Revenues";

                  (5) "Government Regulation of the Oil and Natural Gas Industry is Stringent," has been revised to "Government Regulation of the Oil and Natural Gas Industry is Stringent, and Could Cause Us to Incur Substantial Unanticipated Costs for Regulatory Compliance, Environmental Remediation of Our Well Sites (Which May Not Be Fully Insured) and Penalties, and Our Drilling Operations May Be Delayed or Limited";

                  (6) NEW RISK FACTOR: "Our Natural Gas and Oil Activities Are Subject to Drilling and Operating Hazards Which Could Result in Substantial Losses to Us";

                  (7) NEW RISK FACTOR: "Our Total Cash Distributions During Our First Five Years May be Less than $2,500 Per Unit Per Year";

                  (8) "Increases in Drilling and Operating Costs," has been revised to "Increases in Drilling and Operating Costs Could Decrease Our Net Revenues from Our Wells";

                  (9) NEW RISK FACTOR: "Our Limited Operating History Creates Greater Uncertainty Regarding Our Ability to Operate Profitably";

                  In response to Comment 11, as discussed below, "Adverse Events in Marketing Our Natural Gas Could Reduce Our Distributions" has been broken up into three separate risk factors and the subheading has been revised accordingly as set forth in (10),
                  (11) and (12) below:

                  (10) "Competition May Reduce Our Revenues from the Sale of Our Natural Gas";

                  (11) "We Sell Our Natural Gas to a Limited Number of Purchasers Without Guaranteed Prices, and if the Prices Paid by the Purchasers Decrease, Our Revenues Also Will Decrease, and if a Purchaser Stops Buying Some or All of Our Natural Gas, the Sale of Our Natural Gas Could be Delayed Until We Find Another Purchaser and the Substitute Purchaser We Find May Pay a Lower Price, Which Would Reduce Our Revenues";

                  (12) "We Could Incur Delays in Payment, or Substantial Losses if Payment is Not Made, for Natural Gas We Previously Delivered to the Purchaser, Which Could Delay or Reduce Our Revenues and Cash Distributions";

                  (13) "Participation with Third-Parties in Drilling Wells May Require Us to Pay Additional Costs," has been revised to "If the Third-Parties Which Are Participating in Drilling Some of Our Wells Fail to Pay Their Share of the Well Costs, We Would Have to Pay Those Costs in Order to Get the Wells Drilled, and If We Are Not Reimbursed the Increased Costs Would Reduce Our Cash Flow and Possibly Could Reduce the Number of Wells We Can Drill";

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 7

                  (14) "We Expect to Incur Costs in Connection with Exchange Act Compliance and We May Become Subject to Liability for Any Failure to Comply," has been revised to "We Expect to Incur Costs in Connection with Exchange Act Compliance and We May Become Subject to Liability for Any Failure to Comply, Which Will Reduce Our Cash Available for Distribution";

                  (15) "Illiquidity of Our Oil and Gas Properties," has been revised to "We Intend to Produce Natural Gas and/or Oil from Our Wells Until They Are Depleted, Regardless of Any Changes in Current Conditions, Which Could Result in Lower Returns to Our Participants as Compared With Other Types of Investments Which Can Adapt to Future Changes Affecting Their Portfolios"; and

                  (16) NEW RISK FACTOR: "Since Our Managing General Partner is Not Contractually Obligated to Loan Funds to Us, We Could Have to Curtail Operations or Sell Properties if We Need Additional Funds and Our Managing General Partner Does Not Make the Loan."

10.      Include a risk factor that addresses your limited operating history.

                  A new risk factor has been included as the ninth risk factor in Item 1 "Business - Risk Factors - Risks Relating to Our Business," of the amended registration statements, which addresses the limited operating histories of Series 25(A) and Series 25(B), respectively. The subheading of this new risk factor is "Our Limited Operating History Creates Greater Uncertainty Regarding Our Ability to Operate Profitably."

Adverse Events in Marketing Our Natural Gas Could Reduce Our Distributions
--------------------------------------------------------------------------

11. It appears that you have bundled a number of separate risks under this risk factor heading. Please separately discuss the risks associated with competition, your limited number of customers and the credit risks associated with natural gas purchasers under appropriate risk factor headings. Where you discuss your substantial dependence on a limited number of customers, you must include the name of any such customer that accounts for in excess of 10% of your revenues.

                  We have revised the amended registration statements to separately discuss under appropriate risk factor headings the risks associated with competition, the limited number of customers and the credit risks associated with natural gas purchasers. Also, where we discuss the substantial dependence of Series 25(A) or Series 25(B) on a limited number of customers, we have revised the amended registration statements to include the name of any such customer that accounts for in excess of 10% of the revenues of Series 25(A) or Series 25(B), respectively. The subheadings of the three new risk factors which replace the former risk factor in the amended registration statements are set forth below:

                  o "Competition May Reduce Our Revenues from the Sale of Our Natural Gas";

                  o "We Sell Our Natural Gas to a Limited Number of Purchasers Without Guaranteed Prices, and if the Prices Paid by the Purchasers Decrease, Our Revenues Also Will Decrease, and if a Purchaser Stops Buying Some or All of Our Natural Gas, the Sale of Our Natural Gas Could be Delayed Until We Find Another Purchaser and the Substitute Purchaser We Find May Pay a Lower Price, Which Would Reduce Our Revenues"; and

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 8

                  o "We Could Incur Delays in Payment, or Substantial Losses if Payment is Not Made, for Natural Gas We Previously Delivered to the Purchaser, Which Could Delay or Reduce Our Revenues and Cash Distributions."

12. Consider including a risk factor discussing the company's lack of employees and its reliance on the managing general partner for the management of its operations. We note that the managing general partner performs its management duties through its officers and directors and that these individuals divide their time between the company and affiliates of the company. Accordingly, discuss how this time allocation affects the company's operations.

                  We have revised the amended registration statements to include, as the third risk factor, a new risk factor which discusses how the allocation of the managing general partner's time affects Series 25(A) and Series 25(B), respectively. The subheading of this new risk factor is "Our Managing General Partner's Management Obligations to Us Are Not Exclusive, and if It Does Not Devote the Necessary Time to Our Management, There Could Be Delays in Providing Timely Reports and Distributions to Our Participants, and Our Managing General Partner, Serving As Operator of Our Wells, May Not Supervise the Wells Closely Enough."

13. Please disclose how long you believe you can continue operations with the cash you currently have.

                  We have revised our discussion in the amended registration statements to discuss in greater detail the cash requirements of Series 25(A) and Series 25(B), respectively, for their next 12 months of operations. See the fifth paragraph in Item 2 "Financial Information - Liquidity and Capital Resources" for Series 25(A) and the third paragraph for Series 25(B).

14. We note your statement that the company will borrow funds from the managing general partner if it incurs a shortfall in funding its ongoing expenses. You state, however, that the managing general partner is not contractually obligated to make any loans to the company and that the company will not borrow from third parties. Please discuss in a risk factor how this non-commitment by either the managing general partner or third parties to extend any loans to the company might affect the company's operations.

                  We have revised the amended registration statements to include, as the sixteenth risk factor, a new risk factor which discusses how this non-commitment by either the managing general partner or third parties to extend any loans to Series 25(A) or Series 25(B) might affect their operations. The subheading of this risk factor is "Since Our Managing General Partner Is Not Contractually Obligated to Loan Funds to Us, We Could Have to Curtail Operations or Sell Properties if We Need Additional Funds and Our Managing General Partner Does Not Make the Loan."

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 9


Item 4.  Security Ownership of Certain Beneficial Owners and Management
-----------------------------------------------------------------------

15. The table in the registration statement for Atlas America Series 25-2004(B) appears to suggest that none of the identified individuals holds any of the partnership securities. Please confirm. We may have further comments.

                  Atlas Resources believes that the table in Item 4 "Security Ownership of Certain Beneficial Owners and Management" clearly shows that none of the identified individuals owns any of the units in Series 25(B). Also, Atlas Resources, Inc., the managing general partner of Series 25(B), has authorized us to confirm to you, on its behalf, that none of the individuals identified in that table in the amended registration statement purchased, or currently holds, any units which have been issued by Series 25(B).

Item 7.  Certain Relationships and Related Transactions
-------------------------------------------------------

16. Please include as exhibits all contracts and agreements giving rise to the related party transactions discussed in this section.

                  All of the related party transactions discussed in Item 7 "Certain Relationships and Related Transactions" in the respective registration statements arise from, and are governed by, the Amended and Restated Certificate and Agreement of Limited Partnership for Atlas America Series 25-2004(A) L.P. and the Amended and Restated Certificate and Agreement of Limited Partnership for Atlas America Series 25-2004(B) L.P. (the "partnership agreements"), which were filed as Exhibit 4.2 to the Form 10 for Series 25(A) and to the Form 10 for Series 25(B), respectively, both of which were filed on April 29, 2005.

                  In addition to the partnership agreements referred to above, the Drilling and Operating Agreement for Atlas America Series 25-2004(A) L.P. and the Drilling and Operating Agreement for Atlas America Series 25-2004(B) L.P., which were filed as
                  Exhibit 10.1 to the Form 10 for Series 25(A) and to the Form 10 for Series 25(B), respectively, both of which were filed on April 29, 2005, also gave rise to the related party transactions described under the following subheadings in Item 7:

                  o   "- Drilling Contracts"; and

                  o   "- Per Well Charges."

                  Also, we are including as Exhibit 1.1 to the amended registration statements for Series 25(A) and Series 25(B), the Atlas America Series 25-2004 Program Dealer-Manager Agreement for Anthem Securities, Inc., which served as Anthem's Dealer-Manager Agreement for both Series 25(A) and Series 25(B). In addition to the partnership agreements referred to above, Anthem's Dealer-Manager Agreement for Atlas America Series 25-2004 Program also gave rise to the related party transactions described under the subheading "Dealer-Manager Fees" in Item 7.

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 10


Item 10.  Recent Sales of Unregistered Securities
-------------------------------------------------

17. We note your letter of May 10, 2005. Please tell how many potential investors were contacted and how you were able to do so without conducting a general solicitation. We note that units were sold to 635 investors.

                  In response to your first question concerning the number of offerees, Anthem Securities, Inc., an affiliate of Atlas Resources and a broker/dealer member firm of the National Association of Securities Dealers, Inc. (the "NASD"), which acted as dealer-manager of both offerings, has advised us that a total of 936 offerees in Series 25(A) and a total of 1,895 offerees in Series 25(B) were reported to it by the persons who directly offered and sold partnership units in the offerings.

                  Anthem and another NASD member broker/dealer firm, which is not affiliated with Atlas Resources, served as dealer-managers of both offerings, and are sometimes referred to together in the singular by us as the "dealer-manager." The dealer-manager formed a selling group consisting of other NASD member broker/dealer firms (the "selling agents") to offer and sell units in the offerings. Each selling agent executed a selling agent agreement, the form of which is attached as Exhibit "B" to the dealer-manager agreement for Anthem, which covered both Series 25(A) and Series 25(B) and is included as Exhibit 1.1 to each of the amended registration statements. Also, one registered investment advisor signed a selected investment advisor agreement. The form of the selected investment advisor agreement is included as Exhibit 1.2 to each of the amended registration statements. Although each partnership sold one unit to a client of the registered investment advisor, no commissions or other compensation for those sales were paid by Anthem, Atlas Resources or the partnerships. The dealer-manager agreement, selling agent agreement and selected investment advisor agreement are sometimes referred to together by us as the "selling agreements." Anthem, however, acted only as dealer-manager, not as a selling agent, and it did not directly offer or sell any units to offerees or investors, respectively, in Series 25(A) or Series 25(B).

                  Your second question asked for an explanation of how the potential investors were contacted without conducting a general solicitation, noting that there were 635 investors. In this regard, we would like to clarify that Atlas Resources has advised us that there are 635 investors in Series 25(A) and 634 investors in Series 25(B).

                  Both Series 25(A) and Series 25(B) were offered under the exemption provided by Rule 506 of Regulation D. We believe, based on the SEC interpretive letters and no-action letters which have addressed the issue of general solicitation under Rule 502(c) of Regulation D, that a solicitation in a Rule 506 offering is not a prohibited general solicitation merely because there is a relatively large number of offerees as compared with offerings which rely solely on the exemption provided under Section 4(2) of the Securities Act of 1933, as amended. For example, the SEC staff had no objection to a proposed offering of partnership interests by the general partner of a new partnership to 330 previous investors in the general partner's prior partnership offerings. Woodtrails-Seattle, Ltd., SEC Interpretive Letter (available August 9, 1982). Nor did the staff comment on the number of proposed offerees where a company proposed to offer securities to 600 persons who were existing clients of an officer of the company who was an insurance broker. Mineral Lands Research & Marketing Corp. (dated December 4, 1985).

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 11

                  Instead of looking at the number of offerees or investors, neither of which is limited by Rule 506 of Regulation D, the staff responses in the interpretive letters cited above, and many others, have focused on whether there was a pre-existing substantive relationship between the issuer (or its agents) and the prospective offerees. With regard to a "pre-existing" relationship, the staff determined that "sufficient time" had elapsed between the establishment of the relationship and an offer, and that Rule 502(c) would not be violated, where the relationship was established before the broker/dealer began participating in a Regulation D offering. E.F. Hutton & Co. (available December 3, 1985). The staff's response in E.F. Hutton & Co. also stated that a substantive relationship would be established if the broker/dealer had sufficient information to evaluate the prospective offeree's sophistication and financial circumstances. This description of a pre-existing substantive relationship is consistent with the staff's descriptions of a pre-existing substantive relationship in Woodtrails-Seattle and Mineral Lands, cited above. Based on the foregoing, Atlas Resources believes that a solicitation of an offeree is permitted under Rule 502(c) if the issuer (or its agent) has a pre-existing substantive relationship with the offeree, regardless of the number of offerees, assuming the other requirements of Rule 502(c) are satisfied (e.g., no general advertising).

                  Series 25(A), Series 25(B) and Atlas Resources, as each partnership's managing general partner, relied on the dealer-manager agreements, the selling agent agreements and the selected investment advisor agreements to ensure that the offering of units in both Series 25(A) and Series 25(B) was not made by means of a general solicitation. These selling agreements imposed legal obligations on the selling agents to:

                  o   conduct the offerings in accordance with Regulation D;

                  o comply with the prohibition of general solicitation and general advertising set forth in Rule 502(c) of Regulation D (in fact, Rule 502(c) was repeated essentially verbatim in the agreements as set forth below); and

                  o distribute only the offering materials which had been approved by the managing general partner and were provided to them by the dealer-manager or the managing general partner.

                  For example, the selling agent agreement contained the following representations and warranties of the selling agents, among others, to the dealer-manager:

                      "1.(e) Pursuant to your appointment as a Selling Agent, you shall comply with all the provisions of Regulation D, insofar as Regulation D applies to your activities under this Agreement. Further, you shall not engage in any activity which would cause the offer and/or sale of the Units not to comply with Regulation D, the Act, the Act of 1934, the applicable rules and regulations of the Securities and Exchange Commission, which is referred to as the "Commission," the applicable state securities

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 12


                      laws and regulations, this Agreement, and the NASD Conduct Rules including Rules 2420, 2730, 2740, and 2750, and specifically you agree as set forth below.

                      ....

                      (ii) Units shall not be offered and/or sold by you by
                           means of any form of general solicitation or general advertising, including, but not limited to, the following:

                           (1) any advertisement, article, notice, or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio;

                           (2) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising; or

                           (3) any letter, circular, notice or other written communication constituting a form of general solicitation or general advertising."

                      ....

                      (v) In connection with any offer or sale of the Units, you agree to the following:

                      ....

                           (4)  not to provide any written information,
                                statements, or sales materials other than the Private Placement Memorandum, the Sales Literature, and any supplements or amendments to the Private Placement Memorandum unless approved in writing by the Managing General Partner."

                  Also, both Series 25(A) and Series 25(B) were offered and closed in 2004. Prior to those offerings, Anthem had developed business relationships with many broker/dealer firms, and it has advised us that 44 broker/dealer firms participated as selling agents in offering Series 25(A) and 68 broker/dealer firms participated as selling agents in offering Series 25(B). These participating broker/dealer firms varied in size. Some of these selling agents had only a few registered representatives, while others had hundreds or even thousands of registered representatives. In addition, some of the broker/dealers were licensed as broker/dealers in only a few states, but many of them were licensed in all 50 states.

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 13

                  The end result, however, was that hundreds of registered representatives participated in offering units in both Series 25(A) and Series 25(B) under the selling agent agreements their respective broker/dealer firms signed with the dealer-manager. In doing so, those registered representatives brought with them their customers with whom they had established a pre-existing substantive relationship as that term has been described by the SEC in its interpretive letters and no-action letters as described above. This, in turn, created a relatively large pool of thousands of qualified potential offerees as discussed below, however, based on the number of the offerees reported to Anthem by the selling agents and the limited manner in which the offerings could be conducted as described in the selling agreements, Atlas Resources does not believe that the registered representatives contacted all of these qualified potential offerees.

                  As discussed above, Atlas Resources believes that each registered representative could properly offer an investment in Series 25(A) or Series 25(B) to each of his or her customers with whom the registered representative had a pre-existing substantive relationship. Of course, the determination as to whether a selling agent had sufficient information concerning its customers' financial condition and sophistication to form the type of relationship required under the SEC staff's interpretive letters and no-action letters, before it could properly offer units in Series 25(A) and/or Series 25(B) to its customers, was a decision that had to be made by each selling agent on a customer-by-customer basis. Thus, Anthem, as dealer-manager, and Atlas Resources, as managing general partner, relied on the selling agreements and the selling agents' duty to comply with their applicable regulatory obligations (e.g., NASD Conduct Rules), to properly determine which of their customers could be offered investments in Series 25(A) and Series 25(B). Also, the selling agent agreements required the selling agents to report the number of their respective offerees of units in Series 25(A) and Series 25(B) to Anthem as set forth above.

                  In addition, Atlas Resources, as managing general partner, made its own determination with respect to whether to accept or reject, as an investor, each offeree who subscribed for units in Series 25(A), Series 25(B) or both, including its determination, at the time of sale, that it had a reasonable belief as to whether or not each subscriber was an accredited investor under Rule 501(a) of Regulation D.

Engineering Comments
--------------------

Risks Relating to Our Business
------------------------------

Estimates of Proved Reserves Are Uncertain
------------------------------------------

18. Proved reserves are those volumes that engineering and geological data support as being reasonably certain of being produced under existing conditions. Although existing conditions such as prices and costs may change in the future, under current conditions, if you are not reasonably certain of recovering the estimates you state are proved, they do not meet the definition of proved reserves as found in Rule 4-10(a) of Regulation S-X. Please reword this so as not to imply that you are uncertain of recovering your proved reserve estimates under current conditions.

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 14

                  This risk factor is the fourth risk factor in the amended registration statements and its subheading has been changed to "Current Conditions May Change and Reduce Our Proved Reserves, Which Could Reduce Our Revenues." In addition, this risk factor has been reworded in the amended registration statements to affirmatively state that the managing general partner is reasonably certain that Series 25(A) and Series 25(B) will produce their respective proved reserves under current conditions.

Properties
----------

         Drilling Activities
         -------------------

19. We note your disclosure in the registration statement for Atlas America Series 25-2004(B) L.P. that all of your wells were drilled during 2004, except approximately 106.40 wells. However, the table indicates that you had 47 gross productive development wells and 4 gross dry development wells at year-end. Please clarify your document as to the number of wells owned.

                  We have revised the amended registration statements to clarify the disclosure of the number of wells owned by Series 25(A) and Series 25(B), respectively, at December 31, 2004, in Item 3 "Properties - Drilling Activity." For example, the statement as to the number of wells drilled by the partnership as of December 31, 2004, in the paragraph preceding the table, has been cross-referenced to the table in both registration statements.

Natural Gas and Oil Producing Activities
----------------------------------------

20. The bottom line of the reserve table contains a dollar sign ($). As these columns are in units of MCF of natural gas and barrels of oil please remove the dollar sign.

                  The dollar signs have been removed from the bottom lines of the reserve table under the subheading "Natural Gas and Oil Producing Activities" in Note 9 of "Notes to Financial Statements" in Item 15 "Financial Statements," in the amended registration statements for both Series 25(A) and Series 25(B).

21. Please include the Standardized Measure of Estimated Future Net Cash Flows calculation as prescribed by FASB 69.

                  In a telephone conversation on June 10, 2005, Mr. James Murphy advised us that Comment 21 is waived. In this telephone conversation, we discussed an SEC Interpretive Response with Mr. Murphy which included in its statement of facts that the need for disclosure of reserve value information may not be significant to investors in limited partnerships which have buy-out provisions where the general partner agrees to purchase partnership interests that are offered for sale based on a specified valuation formula. We also discussed that the staff concluded in this interpretive response that certain reserve value information and supplemental information specified in FASB 69 generally may be omitted from Forms 10-K filed by a limited partnership if reserve value information is available to the investors pursuant to the partnership agreement, with the exception, however, of mergers or exchange offers. We further discussed that the partnership agreements for both Series 25(A) and Series 25(B) contain similar buy-out provisions in Section 6.04 and its subsections (i.e., the presentment feature), and the partnerships generally are

KUNZMAN & BOLLINGER, INC.

Mr. H. Roger Schwall
Securities and Exchange Commission
June 17, 2005
Page 15

                  analogous to the type of limited partnership described in the interpretive response's statement of facts regarding limited partnership Form 10-K's. Finally, we discussed that the units in Series 25(A) and Series 25(B) are not listed and have no public market. The presentment feature is set forth in Section
                  6.04 and its subsections of the partnership agreements for both Series 25(A) and Series 25(B), and is described in the amended registration statements in Item 11 "Description of Registrant's Securities to be Registered - Presentment Feature."

         Also, pursuant to your request, a signed letter from Atlas Resources, Inc. which contains all of the representations you requested in your comment letter is enclosed with this letter.

         In addition to the revisions to the registration statements described above, we also made certain updating and conforming revisions. Please contact the undersigned or Gerald A. Bollinger if you have any questions or comments concerning this response.

                                                   Very truly yours,

                                                   KUNZMAN & BOLLINGER, INC.

                                                   /s/ Wallace W. Kunzman, Jr.

                                                   Wallace W. Kunzman, Jr.



cc:  Mr. Freddie Kotek
     Ms. Nancy McGurk
     Ms. Carmen Moncada-Terry